Filed under Rule 425

under the Securities Act of 1933, as amended

and deemed filed under Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Filing by: New Starship Parent, Inc.

Subject Company: FTAC Olympus Acquisition Corp.

Payoneer Announces Participation in Upcoming Investor Conferences

New York, NY and Philadelphia, PA – May 13, 2021 – FTAC Olympus Acquisition Corp. (NASDAQ: FTOC), a special purpose acquisition company, and Payoneer Inc. (“Payoneer” or the “Company”), the global payment and commerce-enabling platform which powers growth for millions of digital businesses worldwide, today announced that Payoneer will be participating in the following virtual investor conferences.

•	On Wednesday, May 19, 2021, the Company will be participating in a panel discussion and hosting investor meetings at the Barclays Emerging Payments and Fintech Forum.

•	On Thursday, May 20, 2021, the Company will be presenting and hosting investor meetings at the 16th Annual Needham Virtual Technology & Media Conference. The presentation will begin at 1:30 PM ET. Investors and interested parties can access the webcast and replay of the presentation by visiting the Company’s investor relations website at https://www.payoneer.com/investors/.

About FTAC Olympus Acquisition Corp.

FTAC Olympus Acquisition Corp. is a blank-check company led by Betsy Z. Cohen as Chairman of the Board and Ryan M. Gilbert as President and Chief Executive Officer formed for the purpose of acquiring or merging with one or more technology and financial services technology companies.

About Payoneer

Payoneer’s mission is to empower businesses to go beyond – beyond borders, limits and expectations. In today’s digital world, Payoneer enables any business of any size from anywhere to access new economic opportunities by making it possible to transact as easily globally as they do locally.

Payoneer’s digital platform streamlines global commerce for millions of small businesses, marketplaces and enterprises from 190 countries and territories.  Leveraging its robust technology, compliance, operations and banking infrastructure, Payoneer delivers a suite of services that includes cross-border payments, working capital, tax solutions, merchant services and risk management.  Powering growth for customers ranging from aspiring entrepreneurs in emerging markets to the world’s leading digital brands like Airbnb, Amazon, eBay, Google, Upwork, and Walmart. Payoneer makes global commerce easy and secure.  Founded in 2005, Payoneer has a team based all around the world.

In February 2021, Payoneer entered into a definitive agreement and plan of reorganization with FTAC Olympus Acquisition Corp in a transaction that would result in Payoneer becoming a U.S. publicly listed entity. The transaction is expected to close before the end of the second quarter of 2021 or shortly thereafter, subject to satisfaction of customary closing conditions.

Important Information and Where to Find It

In connection with the definitive agreement and plan of reorganization (the “Reorganization”) between Payoneer and FTOC, New Starship Parent Inc. filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement / prospectus on Form S-4, and Amendment No. 1 and Amendment No. 2 to the Registration Statement on Form S-4/A, and FTOC will mail a definitive proxy statement / prospectus and other relevant documentation to FTOC stockholders. This document does not contain all the information that should be considered concerning the proposed Reorganization. It is not intended to form the basis of any investment decision or any other decision in respect of the proposed Reorganization. FTOC stockholders and other interested persons are advised to read the preliminary proxy statement / prospectus and any amendments thereto, and the definitive proxy statement / prospectus in connection with the solicitation of proxies for the extraordinary general meeting to be held to approve the transactions contemplated by the proposed Reorganization because these materials will contain important information about Payoneer, FTOC and the proposed transactions. The definitive proxy statement / prospectus will be mailed to FTOC stockholders as of a record date to be established for voting on the proposed Reorganization when it becomes available. Stockholders are also able to obtain a copy of the proxy statement / prospectus filed with the SEC on February 16, 2021 (as may be amended), and once available, the definitive proxy statement / prospectus, without charge, at the SEC’s website at http://sec.gov or by directing a request to: FTAC Olympus Acquisition Corp., 2929 Arch Street, Suite 1703, Philadelphia, Pennsylvania 19104.

The SEC Form S-4/A can be found in the filings by New Starship Parent Inc. at www.sec.gov. Payoneer and FTOC entered into a definitive agreement and plan of reorganization (the “Reorganization”) in February 2021. Completion of the Reorganization is subject to approval by the shareholders of FTAC Olympus Acquisition Corp. and certain other conditions. The proposed business combination is expected to close before the end of the second quarter of 2021, or shortly thereafter.

Participants in the Solicitation

Payoneer and FTOC, and their respective directors and executive officers, may be considered participants in the solicitation of proxies with respect to the potential transaction described in this press release under the rules of the SEC. Information about the directors and executive officers of FTOC is set forth in FTOC’s Amendment No. 1 to its Annual Report on Form 10-K/A for the year ended December 31, 2020 filed with the SEC on May 7, 2021. Information regarding other persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders in connection with the potential transaction and a description of their interests is set forth in the proxy statement/prospectus filed with the SEC on February 16, 2021 (as may be amended). These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of FTOC or Payoneer, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended.

Investor Contact:

PayoneerIR@icrinc.com

Media Contact:

PayoneerPR@icrinc.com